VIA EDGAR

October 13, 2023

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	William Schroeder
Michael Volley

Re:	Goosehead Insurance, Inc. Form 10-K for Fiscal Year Ended December 31, 2022 Filed February 27, 2023 File No. 001-38466

Dear Mr. Schroeder and Mr. Volley:

On behalf of Goosehead Insurance, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) dated September 18, 2023, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022.

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K filed February 27, 2023

Company Overview, page 5

1.	We note your disclosure that you receive 20% of commissions and agency fees during the first term of the policy and 50% of commissions every year the policy is renewed for franchise sales. Please tell us and revise future filings to compare and contrast the profitability of franchise sales as compared to corporate sales in year one and subsequent years. Additionally, we note you discuss the margin expansion opportunities after the first renewal. Please tell us and revise to provide additional quantitative detail, to the extent available, regarding the magnitude of increased margin or profitability of franchise sales after the first renewal to allow an investor to better revenue trends.

Response

The Company respectfully acknowledges the Staff’s comment and has included below a discussion of the revenue generated by, and the profitability of, franchise sales as compared to corporate sales over time.

The Company earns new business commissions and agency fees for agents’ efforts performed in the issuance of new insurance policies in both corporate sales and franchise sales. For policies in their initial term, the Company earns 100% of new business commissions and agency fees generated by corporate sales and incurs fixed and variable compensation and benefits for corporate sales agents as well as other fulfillment and administrative costs. Franchise sales also generates new business commissions and agency fees for policies in their initial term. The Company records new business royalty fees revenue equal to 20% of those commissions and fees and incurs fixed and variable fulfillment and administrative costs.

Each subsequent term that a policy renews, the Company earns 100% of renewal commissions generated by corporate sales and incurs fixed and variable compensation and benefits to corporate sales agents, which compensation is typically half the cost of new business compensation, as well as other fulfillment and administrative costs. Franchise sales also generates renewal commissions for each subsequent term of a policy. The Company records renewal royalty fees revenue equal to 50% of those renewal commissions and incurs fixed and variable fulfillment and administrative costs.

As illustrated in the charts below, the Company’s earnings rate on commissions generated by corporate sales remains constant at 100% of the commission amount for each term a policy remains in force, while its earnings rate on commissions generated by franchise sales increases by 150% from the initial term of the policy to the first renewal term. This increase in earnings rate from the initial term to the first renewal term results in built-in revenue growth for retained franchise sales. The earnings rate then remains constant for all subsequent terms a policy is renewed for both corporate and franchise sales.

The Company refers the Staff to its discussion of presenting costs of both revenue streams in its Response to question 11 of the Commission’s Comment Letter dated February 13, 2018, and reiterates that the Company’s primary expense (representing 67% of total operating expenses in each of 2021 and 2022) is employee compensation and benefits. Included in this expense line item are both direct costs of generating revenue and indirect administrative costs. Many employees perform direct revenue generating and indirect administrative activities to support both agent networks and all policy terms. Therefore, the Company does not allocate employee costs between the generation of revenue and administrative costs, corporate and franchise agents, nor new and renewal policy terms, which makes it difficult to determine exact profitability of each agent network. Therefore, the Company will focus disclosure in future filings on a discussion of revenue generation by franchise sales as compared to corporate sales over time.

In response to the Staff’s comment, the Company will revise its future filings to include a new subsection within the Company Overview titled “Profitability of Corporate and Franchise Sales”, which will contain the second, third and fourth paragraphs of this response as well as the illustration. It will also revise in future filings the sentence “This economic relationship creates a mechanical step-up in revenue at the first renewal of each policy, creating strong revenue and margin expansion opportunities” to remove the phrase “and margin expansion” to focus on the revenue growth opportunity in the first renewal term.

3. Revenues - Commissions and agency fees, page 79

2.	We note your disclosure that “The transaction price is set as the estimated commissions to be received over the term of the policy based on an estimate of premiums placed, policy changes and cancellations, net of a constraint.” Please tell us how you define the term of the policy (e.g., one year or lifetime including expected renewals, etc.), how you consider if the transaction price includes variable consideration related to renewal commissions and how you consider whether the variable consideration is constrained. Please detail any accounting guidance you considered in your determinations. Please revise your disclosure in future filings, as needed, to clarify these aspects of your accounting policies.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it defines the term of a policy as the contractual period for which the policy provides insurance coverage to the insured. The typical length of a policy term is one year; however, this may vary depending on the carrier and line of business. In determining the transaction price for the policy term, the Company includes the initial commission earned for the current policy term, adjusted and constrained for an estimate, based on historical data, of changes to the commission that may arise due to (1) changes to the policy premium during the current policy term and/or (2) cancellation of the policy before the end of the current term. Given our definition of the policy term is limited to the contractual length of the current policy term, the Company respectfully advises the Staff that the transaction price does not include variable consideration related to potential future renewal commissions.

In identifying the contract with a customer, the Company considered the criteria outlined in ASC 606-10-25-1 and the additional guidance in paragraphs 25-2 through 25-4. When placing an insurance policy, the Company enters into a three-party contract between the Company, the insurance carrier, and the insured. The Company considered ASC 606-10-25-3, noting that each insurance policy is written as a separate contract with a fixed duration known as the policy term. The Company’s performance obligation with regard to the contract is to act as an agent of the insured to identify a policy and carrier that best meets the needs of the insured and then to bind a policy with the preferred carrier.

In response to the Staff’s comment, the Company will revise its future filings to include the definition of the term of the policy within the first paragraph of the Revenue footnote. The revised paragraph will read as follows:

“The Company earns new and renewal commissions paid by insurance carriers, royalty fees from new and renewal commissions earned by franchisees, and fees paid by clients for the identification and placement of insurance coverage. These commissions, fees and royalties are earned at a point in time upon the effective date of the insurance policy, as no performance obligation exists after coverage is bound and the unilateral enforceable right to terminate expires. The transaction price for the commissions and fees is set as the estimated amount to be received for the current policy, including the initial commission earned for the current policy term, adjusted and constrained for an estimate of changes to the commission that may arise due to (1) changes to the policy premium during the current policy term and/or (2) cancellation of the policy before the end of the current term. The Company defines the term of the policy as the contractual period the policy provides insurance coverage to the insured, which is typically 1 year.”

11. Stockholder's equity, page 86

3.	We note your disclosure on page 86 that the Company has not included the effects of conversion of Class B shares to Class A shares in the diluted EPS calculation using the “if-converted” method, because doing so has no impact on diluted EPS. Please tell us and revise future filings to explain how you determined including the effects of the conversion would have no impact on diluted EPS calculation. Specifically, clarify if upon the conversion of Class B shares, the related LLC Units must also be redeemed or exchanged for Class A shares. If so, please tell us how you determined that redeeming the LLC Unit non-controlling interest for a Class A share of the Goosehead Insurance, Inc. would not have an impact on diluted EPS. Please detail any accounting guidance you considered in your determinations.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following information regarding redemptions of LLC Units for shares of Class A common stock and the related cancellation of the relevant shares of Class B common stock:

Pre-IPO LLC Members (Class B shareholders) have the right to cause Goosehead Financial, LLC (“GF”) to redeem all or a portion of the LLC Units for, at the Company’s election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume-weighted average market prices of one share of the Company’s Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). Shares of Class B common stock are then cancelled on a one-for-one basis for each LLC Unit redeemed.

The Company respectfully advises the Staff that the Company has disclosed the information above on page 87, within footnote disclosure “12 Non-controlling interest”.

The redemption event results in the Pre-IPO LLC Member redeeming one LLC Unit in exchange for one newly issued share of Class A common stock. The corresponding share of Class B common stock is contemporaneously cancelled, resulting in no change to the aggregate number of outstanding shares of Class A and Class B common stock. Additionally, the redeemed LLC Unit is transferred to the Company and therefore does not impact the number of LLC Units of GF. Furthermore, the number of outstanding LLC Units remains the same as the sum of total outstanding shares of Class A and Class B common stock.

All LLC Units participate equally in the earnings of GF, and the Company allocates the earnings of GF to the Company and Pre-IPO LLC Members based on the weighted-average number of shares of Class A and Class B common stock outstanding during the period, which is exactly equivalent to the weighted-average number of LLC Units held by the Company and the Pre-IPO LLC Members, respectively. As such, the redemption of LLC Units for shares of Class A common stock results in an equal pro-rata increase in the amount of earnings attributable to the Company. Thus, both the numerator and denominator in the EPS calculation are increased proportionally, which has historically resulted in an immaterial impact to diluted EPS of less than $0.01 per share for all quarterly and year-to-date calculations. In response to the Staff’s comment, the Company will revise its future filings to include the following language:

“Shares of the Company’s Class B common stock do not share in the earnings or losses attributable to Goosehead Insurance, Inc. and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented. Shares of the Company’s Class B common stock are, however, considered potentially dilutive shares of Class A common stock because shares of Class B common stock, together with the related LLC Units, are exchangeable into shares of Class A common stock on a one-for-one basis.”

* * *

Please do not hesitate to contact me at (214) 838-5204 or mark.jonesjr@goosehead.com with any questions you may have with respect to the foregoing.

Very truly yours,

By:	/s/ Mark Jones, Jr.
Mark Jones, Jr., Chief Financial Officer

cc:	John O’Connor, General Counsel
Goosehead Insurance, Inc.

Pedro J. Bermeo
Davis Polk & Wardwell LLP